FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
under the Securities Exchange Act of 1934
For the month of December, 2005
Commission file number: 1-14872
SAPPI LIMITED
(Translation of registrant’s name into English)
48 Ameshoff Street
Braamfontein
Johannesburg 2001
REPUBLIC OF SOUTH AFRICA
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.
Form 20-F X
-------
Form 40-F
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (1):
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b) (7):
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes No X
-------
If “Yes” is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

INCORPORATION BY REFERENCE
Sappi Limited’s report for the conformed quarter results ended September 2005, furnished by the Registrant under this Form 6-K is incorporated by reference into (i) the Registration statement on Form S-8 of the Registrant filed December 23, 1999 and December 15 2004 in connection with The Sappi Limited Share Incentive Scheme, (ii) the Section 10(a) Prospectus
relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited Share Incentive Scheme, (iii) the Registration Statement on Form S-8 of the Registrant
filed December 21, 2005 and December 15, 2004 in connection with The Sappi Limited 2004 Performance Share Incentive Plan, and (iv) the Section 10(a) Prospectus relating to the offer and sale of the Registrant’s shares to Participants under The Sappi Limited 2004 Performance Share Incentive Plan. This Form 6-K includes a conformed version of the earnings announcement sent by the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the Registrant to its shareholders. This conformed version was prepared solely for purposes of supplementing the documents referred to in clauses (i) - (iv) above.
FORWARD-LOOKING STATEMENTS
In order to utilize the “Safe Harbor” provisions of the United States Private Securities
Litigation Reform Act of 1995 (the “Reform Act”), Sappi Limited (the “Company”) is
providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute “forward-looking statements” within the meaning of the Reform Act. The words “believe”, “anticipate”,
“expect”, “intend”, “estimate “, “plan”, “assume”, “positioned”, “will”, “may”, “should”,
“risk” and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the
Company’s potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the “Group”), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity, input costs including raw material, energy and employee costs, and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group’s key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group’s products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group’s leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company’s Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

sappi
1st  2nd  3rd
4th
conformed quarter results and year ended
September 2005
Form S-8 Version

Sappi is the world’s leading
producer of coated fine paper
*
for the year ended September 2005
** as at 30 September 2005
† Rest of World
Sales by product group *
Sales: where the product
is sold *
Sales: where the product
is manufactured *
Geographic ownership **
■
Coated fine paper
■
Uncoated fine paper
■
Coated specialities
■
Commodity paper
■
Pulp
■
Other
63%
4%
9%
9%
13%
2%
■
North America
■
Europe
■
Southern Africa
■
Asia and other
30%
40%
15%
15%
■
North America
■
Europe
■
Southern Africa
29%
45%
26%
■
South Africa
■
North America
■
Europe and ROW
42%
46%
12%
?

●
Headline loss 7 US cents per share for the quarter; net loss 14 US cents per share
●
Headline EPS for the year 7 US cents; net loss 94 US cents
●
Prices flat despite input cost escalation
●
Significant production downtime; inventories reduced by
120,000 tons
●
Improved cash generation; debt reduced
●
Market share recovery in Europe and North America
●
Dividend of 30 US cents
summary
Quarter ended Year ended
Sept
June Sept
Sept
Sept
2005
2005 2004
2005
2004
Sales (US$ million)
1,388
1,144 1,235
5,018
4,728
Operating profit (loss) (US$ million) **
5
(193) 72
(137)
188
Operating profit (loss) to sales (%)
0.4
(16.9) 5.8
(2.7)
4.0
EBITDA * (US$ million) **
128
(76) 191
353
653
EPS (US cents)
(14)
(77) 25
(94)
42
Headline EPS (US cents) *
(7)
(4) 26
7
43
* Refer to notes 1 and 2 of the Supplemental Information for the reconciliation of these numbers and definitions of these terms.
** Includes pre-tax charge of US$183 million (September 2005 quarter: US$3 million) in respect of Muskegon mill impairment and US$50 million (September 2005 quarter: US$7 million) for Usutu mill.
Note: 2005 fiscal year included 53 weeks (2004 fiscal year: 52 weeks), September 2005 quarter included 14 weeks
(June 2005 and September 2004 quarters: 13 weeks).
financial highlights

Operating conditions continued to present major challenges this quarter. Input costs, especially energy and chemicals, escalated still further due in part to the hurricanes in the US. There were no paper price increases to offset these higher costs but there were some encouraging signs in terms of demand improvement. As highlighted in last quarter’s outlook, our results were negatively impacted by a charge related to the restructuring of the Muskegon mill and the fact that we took a considerable amount of commercial downtime in order to reduce our inventories.
Notwithstanding these issues, our businesses generally performed better in terms of cost containment and market share.
After several below-trend quarters, European apparent consumption (purchases) of coated fine paper grew 7.2% in comparison to the same quarter last year. Prices were, however, flat.
Indicators of actual end-use in North America suggest that underlying demand of coated fine paper remained firm in comparison to the same quarter last year. Industry apparent consumption
(purchases), however, fell 5.1%. The discrepancy is likely to be due to customers reducing their inventory levels. Prices were stable.
Pulp price developments were mixed. Hardwood pulp prices in US$ terms were flat, while softwood pulp prices fell 5.5%. After the end of the quarter, pulp prices started to recover due to increased demand.
Group sales were US$1.388 billion, an improvement of US$244 million on the prior quarter and
US$153 million on the same quarter last year. This increase in sales does reflect a recovery of our market shares after the sharp losses in the prior quarter; however, another significant reason for the increase is the fact that this quarter included an additional accounting week.
The additional week had a minimal impact at the earnings level, however, based on average weekly sales, it resulted in a sales volume increase of 153,000 tons and US$99 million increase in sales value.
Raw material costs continued to escalate this quarter. The price impact of higher wood, energy and chemical costs reduced our operating earnings by US$9 million compared to last quarter and US$38 million compared to the same quarter last year. For the full year, this impact was
US$136 million. We have been extremely vigilant in controlling costs and offsetting increases where possible. On a constant currency basis, group fixed costs for the year increased only 1%
in comparison to the prior year. The many initiatives that we put in place to offset cost increases delivered US$96 million in savings for the fiscal year.
comment
sappi limited – fourth quarter page 2

SG&A costs increased US$19 million in comparison to the same quarter last year. US$8 million of the increase relates to the additional accounting week and a further US$6 million is due to currency and pension and IT costs. For the full year, SG&A costs including the impact of the additional accounting week and an increase of US$11 million due to currency were
US$11 million higher than the prior year.
The overall operating profit of US$5 million was negatively impacted by other expenses including the Muskegon restructuring charge of US$21 million, US$10 million of impairment charges related to the Usutu and Muskegon mills, and a gain of US$6 million from the release of a
European restructuring provision. Also included in the operating result was a gain of
US$27 million from the fair value adjustment on plantations net after fellings. We estimate that overhead under-recovery from US commercial downtime was approximately US$30 million.
Finance costs for the quarter were US$27 million, US$1 million higher than a year ago.
Despite the loss this quarter, a tax charge of US$11 million was recorded mainly as a result of losses in North America not receiving tax relief.
The headline loss for the quarter was 7 US cents per share and the net loss was 14 US cents per share. Headline earnings for the full year were 7 US cents per share compared to headline earnings of 43 US cents per share last year. The net loss for the full year was 94 US cents per share compared to a net profit of 42 US cents per share last year.
cash flow
Our focus on reducing inventories and lowering working capital this quarter resulted in a significant improvement in cash flow. Cash generated by operations for the quarter was
US$159 million, US$69 million higher than the prior quarter and slightly higher than the same quarter last year.
Working capital decreased by US$140 million during the quarter mainly due to inventory reduction from commercial downtime.
Capital expenditure of US$124 million included US$31 million of non-cash transfers from stores inventory to property, plant and equipment. The ratio of capital expenditure to depreciation for the full year, at 82%, is in line with our stated target.
sappi limited – fourth quarter page 3

sappi limited – fourth quarter page 4
Sappi Fine Paper
Quarter
Quarter Quarter
ended
ended ended
Sept 2005
Sept 2004 % June 2005
US$ million
US$ million change US$ million
Sales
1,119
982 14.0 905
Operating (loss) profit
(27)
26 – (213)
Operating (loss)profit to sales (%)
(2.4)
2.6 (23.5)
Industry shipments in our major markets were better than the levels seen in the last two quarters, and order inflow picked up in line or ahead of normal seasonal movements. However, the operating result for Sappi Fine Paper was heavily impacted by downtime related to inventory reduction in North America as well as the Muskegon mill restructuring charge. The performance of our South African fine paper business also deteriorated as a result of a lower than expected proportion of domestic sales and commercial downtime to reduce inventories.
Europe
Quarter
Quarter Quarter
ended
ended % % ended
Sept 2005
Sept 2004 change change June 2005
US$ million
US$ million (US$) (Euro) US$ million
Sales
596
541 10.2 11.0 498
Operating profit (loss)
40
23 73.9 75.3 (13)
Operating profit (loss)
to sales (%)
6.7
4.3 (2.6)
The market share of our European business recovered this quarter after suffering a severe decline in volumes in the prior quarter in relation to our attempt to increase prices.
Sales volumes rose 135,000 tons on the prior quarter and 64,000 tons on the same quarter last year. Based on average weekly sales, the additional accounting week in the quarter accounted for 48,000 tons of the increase.
operating review for the quarter

Demand trends were positive this quarter, with Europe’s apparent consumption growing 7.2%
in comparison to last year. Exports, however, fell sharply and overall shipments therefore increased only 1.8% on last year. Producer inventories declined substantially to 24 days at the end of September versus the peak of 31 days in July.
Average prices realised by our European business were unchanged in local currency terms in comparison to the prior quarter although prices slipped towards the end of the quarter.
Overall costs per ton were much improved over the prior quarter due to improved sales volumes. Raw material input costs, however, continued to increase; the price impact of chemicals and energy increases was US$14 million in comparison to the same quarter last year.
North America
Quarter
Quarter Quarter
ended
ended ended
Sept 2005
Sept 2004 % June 2005
US$ million
US$ million change US$ million
Sales
424
355 19.4 338
Operating loss
(53)
(1) – (200)
Operating loss to sales (%)
(12.5)
(0.3) (59.2)
Although much better than the prior quarter, US industry apparent consumption was still weak, declining 5.1% in comparison to the same quarter last year. The year on year change in advertising pages, however, was only marginally negative for the quarter and printer consumption of coated fine paper increased 3.4%, suggesting that the poor apparent consumption data does not reflect underlying demand. A rapid decline in imports meant that shipments by domestic manufacturers actually increased 1.5% in comparison to the same quarter last year, which is a sharp turnaround from the 9.5% decline seen in the prior quarter.
Sappi Fine Paper North America’s sales volumes increased 104,000 tons in comparison to the prior quarter and 64,000 tons in comparison to the same quarter last year. 31,000 tons of this increase was due to the additional accounting week (based on average weekly sales).
Price realisations per ton fell 5.0% in comparison to the prior quarter due to a significant mix effect. Volumes of lower-priced web grades typically increase sharply in the fourth fiscal quarter in response to the US catalogue season.
The price impact of raw material cost escalation was US$6 million in comparison to the prior quarter and US$19 million in comparison to the same quarter last year. In addition to continued
cost increases and overhead under-recovery from the large amount of commercial downtime taken in the quarter, the operating loss of US$53 million included a restructuring charge of
US$21 million.
sappi limited – fourth quarter page 5

The process of turning around the earnings of our North American business is gaining traction.
Inventories were successfully reduced through the combination of increased sales and commercial downtime this quarter by 97,000 tons in comparison to the prior quarter. Despite the increase in fuel prices, domestic delivery costs were almost 30% lower by the end of the fiscal year than the peak seen in the first quarter. On-time delivery performance has increased sharply and complaint levels have reduced significantly. These improvements have resulted in a recovery of our market share.
The restructuring plan at the Muskegon mill and the Boston head office is progressing well.
Paper Machine #4 and the pulp mill were both closed in August. Approximately 60% of the targeted headcount reduction has already been completed, with further significant reductions to come in the first fiscal quarter of 2006. The headcount reduction target remains the same as that announced last quarter; however, the restructuring charge taken this quarter was lower than anticipated due to reduced severance costs from attrition and a shorter than expected service profile of departing employees.
South Africa
Quarter
Quarter Quarter
ended
ended % % ended
Sept 2005
Sept 2004 change change June 2005
US$ million
US$ million (US$) (Rands) US$ million
Sales
99
86 15.1 17.7 69
Operating (loss) profit
(14)
4 – – 0
Operating (loss) profit
to sales (%)
(14.1)
4.7 0
In relation to the prior quarter, the performance of the South African fine paper business deteriorated as a result of lower than expected proportion of domestic sales. Earnings were further depressed by the taking of commercial downtime to manage inventories. Adjusting for the additional accounting week, sales volumes increased 8.9% in comparison to the same quarter last year.
Despite a slight weakening of the Rand against the US Dollar, continued import pressure affected domestic prices. Overall price levels fell 2% in local currency terms in comparison to the prior quarter.
sappi limited – fourth quarter page 6
operating review for the quarter (continued)

sappi limited – fourth quarter page 7
Margins were further squeezed by raw material and energy cost increases, higher usage of purchased pulp and a charge for spares obsolescence.
Sappi Forest Products
Quarter
Quarter Quarter
ended
ended % % ended
Sept 2005
Sept 2004 change change June 2005
US$ million
US$ million (US$) (Rands) US$ million
Sales
269
253 6.3 8.8 239
Operating profit
33
46 (28.3) (26.6) 21
Operating profit to sales (%)
12.3
18.2 8.8
Consensus estimates suggest that South African GDP growth was buoyant this quarter at approximately 4.5%. This had a positive effect on domestic demand for packaging grades which was further bolstered by strong fruit exports. Newsprint demand is currently strong, driven by higher publishing and advertising activity. The structural timber market is also very strong, with sawn timber prices increasing sharply.
Demand for chemical cellulose was again strong and is likely to be supported by the announcement of the closure in 2006 of 125,000 tons of capacity by a competitor. The environmental impact assessment study being conducted as a precursor to a decision on a major expansion of chemical cellulose capacity at the Saiccor mill has progressed well but is not yet complete.
Although the Rand weakened somewhat this quarter, it remains at a high level in relation to the
US Dollar and this continues to negatively affect our margins on exports and in the domestic market as a result of increased import competition.
international financial reporting standards (IFRS)
Sappi is required by the JSE Limited to report under IFRS from fiscal 2006. Our preparation for the adoption of IFRS is advanced. The major differences are the treatment of employee benefit liabilities and expenses, share based payments, and securitised receivables. No significant reporting adjustments for property, plant and equipment are currently foreseen.
Previously unrecognised actuarial employee benefit gains and losses will be recognised, resulting in an increase in pension and other post retirement benefit liabilities and a corresponding reduction in equity. This adjustment will lead to a reduction in employee benefit expenses in 2006 and future financial years because the amortisation of past losses is no longer required. The cost of share options and grants, as calculated using the binomial method will be reflected in the income statement over the vesting period. A significant portion of our securitised receivables will be brought on to the balance sheet, increasing both trade receivables and short-term debt. The related expense will no longer be reflected in SG&A, but will be included in finance costs. There will be other changes which are not expected to have a significant impact on earnings or balance sheet ratios.

The net impact of these changes is currently not expected to have a material impact on earnings per share in fiscal 2006.
Further information on the adoption of IFRS will be included in the 2005 annual report.
dividend
The board has declared a dividend of 30 US cents for the year ended September 2005.
A dividend of 30 US cents was paid in the previous year.
outlook
The paper industry continues to face persistent increases in input costs without commensurate price increases and, until recently, an apparent unwillingness to close inefficient excess capacity.
This volatile environment provides poor earnings visibility. However, it is clear that some of the prerequisites for earnings improvement including sharply reduced inventories and improving order and shipment levels are now in place. The drivers of coated paper demand, namely advertising spend and GDP growth, continue to support demand growth in excess of that seen in fiscal
2005, although customer inventory movements make it difficult to discern actual trends in the end-use of our products. The capacity closures announced thus far in the grades in which we participate, while not sufficient on their own to effect a major change, will still go some way to improving the supply-demand balance. We have targeted similar cost savings in fiscal 2006 to those achieved this year in order to help offset continued input cost escalation.
In light of these factors, we remain positive about the outlook for our business. We expect an improvement in earnings in the first quarter of 2006 compared to the fourth quarter of 2005 but this is likely to be limited by further input cost increases and it will be a challenge to achieve earnings for the quarter much above breakeven.
On behalf of the Board
J C A Leslie D G Wilson
Director Director 10 November 2005
sappi limited
(Registration number 1936/008963/06)
NYSE Code: SPP
JSE Code: SAP
ISIN Code: ZAE000006284
sappi limited – fourth quarter page 8

dividend announcement
The directors have declared a dividend (number 82) of 30 US cents per share for the year ended September 2005.
In compliance with the requirements of STRATE, the JSE electronic settlement system which is applicable to Sappi, the salient dates in respect of the dividend will be as follows:
Last day to trade to qualify for dividend Thursday 29 December 2005
Date on which shares commence trading ex-dividend Friday 30 December 2005
Record date Friday 6 January 2006
Payment date Monday 9 January 2006
Dividends payable from the Johannesburg transfer office will be paid in South African Rands except that dividends payable to nominee shareholders in respect of shares which they hold on behalf of non-residents of the Republic of South Africa will without exception be paid in United
States Dollars. There will not be any election.
Dividends payable from the London transfer office will be paid in British Pounds Sterling or in the case of shareholders with registered addresses in the USA, in United States Dollars.
Dividends payable other than in United States Dollars will be calculated at the respective rates of exchange ruling on the London Reuters Exchange at midnight on Monday 19 December 2005, and announced on Tuesday 20 December 2005.
There will not be any de-materialisation nor re-materialisation of Sappi Limited share certificates from Friday 30 December 2005 to Friday 6 January 2006, both days inclusive.
Sappi Management Services (Pty) Limited
Secretaries
Per D J O’Connor
10 November 2005
sappi limited – fourth quarter page 9

sappi limited – fourth quarter page 10
Certain statements in this release that are neither reported financial results nor other historical information, are forward-looking statements, including but not limited to statements that are predictions of or indicate future earnings, savings, synergies, events, trends, plans or objectives.
Undue reliance should not be placed on such statements because, by their nature, they are subject to known and unknown risks and uncertainties and can be affected by other factors, that could cause actual results and company plans and objectives to differ materially from those expressed or implied in the forward-looking statements (or from past results). Such risks, uncertainties and factors include, but are not limited to the highly cyclical nature of the pulp and paper industry (and the factors that contribute to such cyclicality, such as levels of demand, production capacity, production, input costs including raw material, energy and employee costs, and pricing), adverse changes in the markets for the group’s products, consequences of substantial leverage, changing regulatory requirements, unanticipated production disruptions, economic and political conditions in international markets, the impact of investments, acquisitions and dispositions (including related financing), any delays, unexpected costs or other problems experienced with integrating acquisitions and achieving expected savings and synergies and currency fluctuations. The company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.
forward-looking statements

conformed financial results
for the quarter and year ended September 2005
sappi limited – fourth quarter page 11
Form S-8 Version

group income statement
sappi limited – fourth quarter page 12
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept
Sept
Sept
Sept
2005
2004
2005
2004
US$ million
US$ million % change
US$ million
US$ million % change
Sales
1,388
1,235 12.4
5,018
4,728 6.1
Cost of sales
1,246
1,071
4,514
4,133
Gross profit
142
164 (13.4)
504
595 (15.3)
Selling, general and
administrative expenses
107
88
382
371
35
76
122
224
Other expenses
30
4
259
36
Operating profit (loss)
5
72 (93.1)
(137)
188 –
Net finance costs
27
26
87
110
Net paid
27
28
110
106
Capitalised
–
–
(1)
(2)
Net foreign exchange loss(gains)
1
–
(5)
(5)
Change in fair value of financial
instruments
(1)
(2)
(17)
11
(Loss) profit before tax
(22)
46 –
(224)
78 –
Taxation – current
22
15
45
48
– deferred
(11)
(25)
(56)
(65)
Net (loss) profit
(33)
56 –
(213)
95 –
(Loss) earnings per share
(US cents)
(14)
25
(94)
42
Weighted average number of
shares in issue (millions)
225.8
226.5
225.8
226.3
Diluted (loss) earnings per share
(US cents)
(14)
25
(94)
42
Weighted average number of
shares on fully diluted basis
(millions)
226.6
228.3
226.7
228.2

Reviewed
Reviewed
Sept
Sept
2005
2004
US$ million
US$ million
ASSETS
Non-current assets
4,332
4,564
Property, plant and equipment
3,333
3,670
Plantations
604
548
Deferred taxation
72
84
Other non-current assets
323
262
Current assets
1,376
1,580
Inventories
711
765
Trade and other receivables
298
331
Cash and cash equivalents
367
484
Total assets
5,708
6,144
EQUITY AND LIABILITIES
Shareholders’ equity
Ordinary shareholders’ interest
1,881
2,157
Non-current liabilities
2,342
2,463
Interest-bearing borrowings
1,600
1,693
Deferred taxation
411
453
Other non-current liabilities
331
317
Current liabilities
1,485
1,524
Interest-bearing borrowings
270
364
Bank overdraft
159
11
Other current liabilities
936
1,012
Taxation payable
120
137
Total equity and liabilities
5,708
6,144
Number of shares in issue at balance sheet date (millions)
225.9
226.5
group balance sheet
sappi limited – fourth quarter page 13

Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept
Sept
Sept
Sept
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
Operating profit (loss)
5
72
(137)
188
Depreciation, fellings and other
amortisation
123
119
490
465
Other non-cash items
(including impairment charges)
31
(34)
201
(52)
Cash generated by operations
159
157
554
601
Movement in working capital
140
79
(60)
(50)
Net finance costs
(24)
(28)
(112)
(109)
Taxation paid
(3)
(1)
(43)
(31)
Dividends paid
–
–
(68)
(66)
Cash retained from operating activities
272
207
271
345
Cash effects of investing activities
(109)
(109)
(379)
(356)
163
98
(108)
(11)
Cash effects of financing activities
32
(9)
(7)
(121)
Net movement in cash and cash
equivalents
195
89
(115)
(132)
Note: 2005 fiscal year included 53 weeks (2004 fiscal year: 52 weeks), September 2005 quarter included 14 weeks
(June 2005 and September 2004 quarters: 13 weeks).
group cash flow statement
sappi limited – fourth quarter page 14

Reviewed
Reviewed
Year
Year
ended
ended
Sept
Sept
2005
2004
US$ million
US$ million
Balance – beginning of year as reported
2,119
1,945
Change in accounting policy – refer to note 1
38
38
Balance – beginning of year restated
2,157
1,983
Net (loss) profit
(213)
95
Foreign currency translation reserve
3
153
Revaluation of derivative instruments
16
1
Dividends paid – US$ 0.30 (2004: US$ 0.29) per share
(68)
(66)
Share buybacks net of transfers to participants of the
share purchase trust
(14)
(9)
Balance – end of year
1,881
2,157
group statement of changes in
shareholders’ equity
sappi limited – fourth quarter page 15

1.   Basis of preparation
The annual financial statements are prepared in conformity with South African Statements of
Generally Accepted Accounting Practice (SA GAAP). These quarterly results have been prepared in compliance with AC 127 (Interim financial reporting) and are based on accounting policies which are consistent with those used in the annual financial statements.
The same accounting policies have been followed as in the annual financial statements for
September 2004, except for the new accounting standard AC 501 – Accounting for
“Secondary Tax on Companies (STC)”– which became effective from the beginning of the current financial year. This has resulted in the recognition of a deferred tax asset for unused tax credits to the extent that they will be utilised in the future.
The adoption of the new accounting policy resulted in an increase in shareholders’ equity of US$38 million at September 2004 (September 2003: increase of US$38 million).
The effect on net profit for the quarter is nil (September 2004 quarter: nil) and a decrease of US$8 million for the year ended September 2005 (September 2004: a decrease of
US$3 million). Where appropriate, comparative figures have been restated.
The preliminary results for the quarter have been reviewed in terms of International Standards on Review Engagements by the group’s auditors, Deloitte & Touche. Their unqualified review report is available for inspection at the company’s registered offices.
2.   Comparative figures
Restructuring costs of US$32 million incurred in the year ended September 2004
(September 2004 quarter: nil) have been reclassified from selling, general and administrative expenses to other expenses in the income statement.
notes to the group results
sappi limited – fourth quarter page 16

sappi limited – fourth quarter page 17
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept
Sept
Sept
Sept
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
3. Operating profit
Included in operating profit are the
following non-cash items:
Depreciation and amortisation
Depreciation of property, plant and
equipment
105
103
422
408
Other amortisation
1
–
2
2
106
103
424
410
Impairment of property,
plant & equipment *
10
–
233
–
Impairment of other assets *
–
–
3
–
Impairment reversal of property,
plant & equipment
–
–
(4)
–
116
103
656
410
Fair value adjustment (gains) on
plantations (included in cost of sales)
Changes in volume
Fellings ***
17
16
66
55
Growth
(9)
(10)
(58)
(54)
8
6
8
1
Changes in fair value
(35)
(18)
(60)
(71)
(27)
(12)
(52)
(70)
The above fair value adjustment gains
have been offset by silviculture
costs
11
11
45
39
4. Capital expenditure
Property, plant and equipment **
124
110
345
334
* Includes pre-tax charge of US$183 million (September 2005 quarter: US$3 million ) in respect of Muskegon Mill impairment and US$50 million (September 2005 quarter: US$7 million) for Usutu Mill.
** Includes transfers from inventory to property, plant and equipment during the quarter ended September 2005 of US$31 million.
*** The amount charged against the income statement representing the standing value of the plantations harvested.

notes to the group results (continued)
sappi limited – fourth quarter page 18
Reviewed
Reviewed
Sept
Sept
2005
2004
US$ million
US$ million
5. Capital commitments
Contracted but not provided
115
76
Approved but not contracted
198
198
313
274
6. Contingent liabilities
Guarantees and suretyships
86
68
Other contingent liabilities
11
15

sappi limited – fourth quarter page 19
supplemental information
additional information
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept
Sept
Sept
Sept
2005
2004
2005
2004
US$ million
US$ million
US$ million
US$ million
1. Net (loss) profit to EBITDA
(1)
reconciliation
Net (loss) profit
(33)
56
(213)
95
Net finance costs
27
26
87
110
Taxation – current
22
15
45
48
– deferred
(11)
(25)
(56)
(65)
Depreciation
105
103
422
408
Amortisation (including fellings)
18
16
68
57
EBITDA
(1) (2)
128
191
353
653
Note: 2005 fiscal year included 53 weeks (2004 fiscal year: 52 weeks), September 2005 quarter included 14 weeks
(June 2005 and September 2004 quarters: 13 weeks).
(1)
Earnings before interest (net finance costs), tax, depreciation and amortisation.
(2)
EBITDA for the year ended ended September 2005 reduced by US$232 million (September 2005 quarter:
US$10 million) in respect of asset impairments and asset impairment reversals.
In connection with the U.S. Securities Exchange Commission (“SEC”) rules relating to “Conditions for Use of Non-GAAP
Financial Measures”, we have reconciled EBITDA to net profit rather than operating profit.
As a result our definition retains other income / expenses as part of EBITDA.
We use EBITDA as an internal measure of performance and believe it is a useful and commonly used measure of financial performance in addition to operating profit and other profitability measures under SA GAAP. EBITDA is not a measure of performance under SA GAAP. EBITDA should not be construed as an alternative to operating profit as an indicator of the company’s operations in accordance with SA GAAP. EBITDA is also presented to assist our shareholders and the investment community in interpreting our financial results. This financial measure is regularly used as a means of comparison of companies in our industry by removing certain differences between companies such as depreciation methods, financing structures and taxation regimes. Different companies and analysts may calculate EBITDA differently, so making comparisons among companies on this basis should be done very carefully.

sappi limited – fourth quarter page 20
supplemental information
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept
Sept
Sept
Sept
2005
2004
2005
2004
US$ million
US$ million % change
US$ million
US$ million % change
2.
Calculation of Headline
(loss) earnings *
Net (loss) profit
(33)
56
(213)
95
Profit on disposal of business
and property, plant & equipment
1
–
2
–
Write-off of assets
2
3
6
3
Impairment of property,
plant & equipment
12
–
219
–
Debt restructuring costs
2
–
2
–
Headline (loss) earnings
(16)
59
16
98
Headline (loss) earnings per
share (US cents) *
(7)
26
7
43
Weighted average number of
shares in issue (millions)
225.8
226.5
225.8
226.3
Diluted headline (loss) earnings
per share (US cents) *
(7)
26
7
43
Weighted average number of
shares on fully diluted basis
(millions)
226.6
228.3
226.7
228.2
Note: 2005 fiscal year included 53 weeks (2004 fiscal year: 52 weeks), September 2005 quarter included 14 weeks
(June 2005 and September 2004 quarters: 13 weeks).
* Headline (loss) earnings disclosure is required by the JSE Limited.
3. Exchange rates
Sept
June March Dec Sept
2005
2005 2005 2004 2004
Exchange rates:
Period end rate: US $1 = ZAR
6.3656
6.7041 6.2059 5.6480 6.4290
Average rate for the Quarter: US $1 = ZAR
6.5289
6.3738 5.9577 6.0649 6.3830
Average rate for the YTD: US $1 = ZAR
6.2418
6.1732 6.0632 6.0649 6.6824
Period end rate: EUR 1 = US$
1.2030
1.2097 1.2982 1.3456 1.2309
Average rate for the Quarter: EUR 1 = US$
1.2139
1.2678 1.3110 1.2848 1.2233
Average rate for the YTD: EUR 1 = US$
1.2659
1.2811 1.2911 1.2848 1.2152
The financial results of entities with reporting currencies other than the US Dollar are translated into US Dollars as follows:
– Assets and liabilities at rates of exchange ruling at period end; and
– Income, expenditure and cash flow items at average exchange rates.

sappi limited – fourth quarter page 21
supplemental information
regional information
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept
Sept
Sept
Sept
2005
2004
2005
2004
Metric tons
Metric tons
Metric tons
Metric tons
(000’s)
(000’s)    % change
(000’s)
(000’s)      % change
Sales
Fine Paper –
North America
428
364 17.6
1,433
1,444 (0.8)
Europe
673
609 10.5
2,427
2,388 1.6
Southern Africa
102
87 17.2
317
318 (0.3)
Total
1,203
1,060 13.5
4,177
4,150 0.7
Forest Products –   Pulp and paper operations
411
390 5.4
1,565
1,516 3.2
Forestry operations
532
453 17.4
1,737
1,527 13.8
Total
2,146
1,903 12.8
7,479
7,193 4.0
Reviewed
Reviewed
Reviewed
Reviewed
Quarter
Quarter
Year
Year
ended
ended
ended
ended
Sept
Sept
Sept
Sept
2005
2004
2005
2004
US$ million
US$ million % change
US$ million
US$ million % change
Sales
Fine Paper –
North America
424
355 19.4
1,458
1,373 6.2
Europe
596
541 10.2
2,239
2,127 5.3
Southern Africa
99
86 15.1
323
311 3.9
Total
1,119
982 14.0
4,020
3,811 5.5
Forest Products –   Pulp and paper operations
239
231 3.5
908
847 7.2
Forestry operations
30
22 36.4
90
70 28.6
Total
1,388
1,235 12.4
5,018
4,728 6.1
Operating (loss) profit
Fine Paper –
North America *
(53)
(1) –
(270)
(92) (193.5)
Europe
40
23 73.9
76
83 (8.4)
Southern Africa
(14)
4 –
(12)
15 –
Total
(27)
26 –
(206)
6 –
Forest Products *
33
46 (28.3)
73
191 (61.8)
Corporate
(1)
– –
(4)
(9) 55.6
Total *
5
72 (93.1)
(137)
188 –
Note: 2005 fiscal year included 53 weeks (2004 fiscal year: 52 weeks), September 2005 quarter included 14 weeks
(June 2005 and September 2004 quarters: 13 weeks).
* Operating profit for the year ended September 2005 reduced by US$232 million (September 2005 quarter: US$10 million) in respect of asset impairments and asset impairment reversals.

note:(1 ADR = 1 sappi share)
sappi ordinary shares
ADR price (NYSE TICKER: SPP)
1 Jan
2003
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
140
120
100
80
60
40
20
0
18
16
14
12
10
8
6
4
2
0
9 Nov
2005
1 Jan
2003
1 Apr
2003
1 Jul
2003
1 Oct
2003
1 Jan
2004
1 Apr
2004
1 Jul
2004
1 Oct
2004
1 Jan
2005
1 Apr
2005
1 Jul
2005
1 Oct
2005
9 Nov
2005
sappi limited – fourth quarter page 22

this report is available on the Sappi website
www.sappi.com
Transfer Secretaries:
South Africa:
United States
United Kingdom:
Computershare Investor
ADR Depository:
Capita Registrars
Services 2004 Limited
The Bank of New York
The Registry
70 Marshall Street
Investor Relations
34 Beckenham Road
Johannesburg 2001
PO Box 11258
Beckenham, Kent
PO Box 61051
Church Street Station
BR3 4TU, DX 91750
Marshalltown 2107
New York, NY 10286-1258
Beckenham West
Tel +27 (0)11 370 5000
Tel +1 610 382 7836
Tel +44 (0)208 639 2157

Printed on Sappi Avalon Supreme Matt 250g/m
2
and 150g/m
2
www.sappi.com

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: December 23, 2005
SAPPI LIMITED,
by /s/    D. G. Wilson
Name: D. G. Wilson
Title:     Executive Director: Finance